UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Fortress Capital Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G36427105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36427105	Schedule 13G

1	Names of Reporting Persons Fortress Capital Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0*
	6	Shared Voting Power 0*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 0*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%*
12	Type of Reporting Person OO

*	See Item 4.

Item 1(a). Name of Issuer:

Fortress Capital Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1345 Avenue of Americas, 45th Floor

New York, NY 10105

Item 2(a). Name of Person Filing:

This statement is filed on behalf of Fortress Capital Acquisition Sponsor LLC (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is:

1345 Avenue of Americas, 45th Floor

New York, NY 10105

Item 2(c). Citizenship:

The Reporting Person is a Delaware limited liability company.

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer (“Class A ordinary shares”).

Item 2(e). CUSIP Number:

G36427105

Item 3.

Not applicable.

Item 4. Ownership.

(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page are incorporated herein by reference.

As of December 31, 2022, the Reporting Person held 9,925,000 Class B ordinary shares, par value $0.0001, of the Issuer (“Class B ordinary shares”), which shares would have become convertible into Class A ordinary shares upon the occurrence of the Issuer’s initial business combination, and constituted 19.9% of the then outstanding Class A ordinary shares. The Issuer was unable to consummate an initial business combination within the period required by its Amended and Restated Articles of Association, and effective as of January 18, 2023, the Issuer redeemed and cancelled all of its Class A ordinary shares. As a result, the Reporting Person no longer beneficially owns any Class A ordinary shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

FORTRESS CAPITAL ACQUISITION SPONSOR LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary